

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404**

May 16, 2006

Mail Stop 7010

via U.S. mail and facsimile

Mr. Rodney M. Boucher, Chief Executive Officer
Microfield Group, Inc.
1631 NW Thurman, Suite 200
Portland, Oregon 97209

RE: Microfield Group, Inc.
      Form 10-KSB
      Filed on April 6, 2006
      File No.: 0-26226

Dear Mr. Boucher:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 8A.Controls and Procedures, page 73

Evaluation of Disclosure Controls and Procedures

1. We note your statement that the President and Chief Financial Officer have concluded that the company's disclosure controls and procedures were "adequately effective", and that they "needed additional improvement." As a result it remains unclear whether your President and Chief Financial Officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your President and Chief Financial Officer on the effectiveness of your disclosure controls and procedures. We note your statement in the

subsequent paragraph that the Company concluded that the disclosure controls and procedures were not effective.

2. We note your statement that the material weaknesses in the company's internal controls may also constitute deficiencies in the company's disclosure controls. If management determines that your disclosure controls and procedures were effective at December 31, 2005, please explain in reasonable detail how they reached that conclusion, given the internal control deficiencies.

Changes in Control and Procedures

3. Disclose in greater detail the nature of the material weaknesses in internal controls identified in your disclosure. Disclose when the material weaknesses first began and disclose the specific steps that the company has taken if any, to remediate the material weakness and disclose whether the company believes that the material weakness exists at the end of the period covered by the report.

4. We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met". Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and the conclusions of your President and Chief Financial Officer regarding the effectiveness of your disclosure controls and procedures at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm>.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commision from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing.

If you have any questions regarding the above comments, please contact Errol Sanderson, Financial Analyst at (202) 551-3746 or me at (202) 551-4667.

Sincerely,

Pamela A. Long
Assistant Director